UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Wayside Technology Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

946760105

(CUSIP Number)

SAMUEL A. KIDSTON

SHEPHERD KAPLAN KROCHUK, LLC

125 Summer Street, Floor 22

Boston, Massachusetts 02110

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 10, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 946760105

1	NAME OF REPORTING PERSON

Shepherd Kaplan Krochuk, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		261,631
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

261,631
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

261,631
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 946760105

1	NAME OF REPORTING PERSON

David Shepherd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		261,631
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

261,631
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

261,631
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP No. 946760105

1	NAME OF REPORTING PERSON

David Kaplan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		261,631
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

261,631
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

261,631
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP No. 946760105

1	NAME OF REPORTING PERSON

Timothy Krochuk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		261,631
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

261,631
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

261,631
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 946760105

1	NAME OF REPORTING PERSON

North & Webster SSG, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		261,631
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

261,631
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

261,631
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 946760105

1	NAME OF REPORTING PERSON

Samuel Kidston
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		261,631
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

261,631
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

261,631
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 946760105

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (the “Amendment No. 1”). This Amendment No. 1 amends and restates the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On December 10, 2019, the Reporting Persons delivered a letter (the “Letter”) to the Issuer renewing their August 23, 2019 proposal to acquire the Issuer for a purchase price of $16.38 in cash per share, a 14% premium to their original proposal dated July 15, 2019. In the Letter, the Reporting Persons stated that this preliminary, non-binding proposal is based on financial and outstanding share information as of the quarter ended September 30, 2019, the date of the Issuer’s most recent publicly available financial information, and assumes no material change in the Issuer’s business, condition or prospects since that date. The Reporting Persons further stated that the proposal will expire if the Letter has not been executed by the Issuer by the close of business on Monday, December 16, 2019.

The Reporting Persons stated their belief that the proposed transaction offers the following significant advantages to the Issuer and its stockholders:

•

Attractive price / premium—The Reporting Persons stated that the proposal represents a 44% premium to the closing price on July 12, 2019, the date immediately preceding the Reporting Persons’ first proposal, and a 41% premium to the median closing price of the Issuer’s stock over the past year, which implies a total equity value of approximately $73,803,251 based on 4,505,693 shares outstanding. The Reporting Persons stated their belief that the proposal represents an attractive valuation in light of the illiquid market for the Issuer’s stock.

•	Liquidity for stockholders— The Reporting Persons stated that, in their view, the proposal presents a certain and swift path to liquidity for the Issuer’s stockholders, which many stockholders would be unable to achieve in the present trading environment for the Issuer’s stock, where the average daily trading volume during the 30-days prior to the date of the initial proposal was 4,606 shares.
•	Speed and certainty of signing— The Reporting Persons stated in the Letter that they are prepared to expeditiously complete due diligence and to prepare and negotiate a definitive merger agreement.
8

CUSIP No. 946760105

•	Certainty of consummation and financing— The Reporting Persons stated in the Letter that they do not believe there are any significant antitrust issues relating to the proposed transaction. The Reporting Persons stated that they worked closely with several financial institutions and SKK clients willing to provide debt and equity to support the proposal, pending diligence. The Reporting Persons stated that, based on these efforts, they believe that fully committed financing will be obtained upon completion of confirmatory due diligence and ahead of the execution of a definitive merger agreement. The Reporting Persons stated that they previously provided the Issuer with evidence of their ability to finance the proposed transaction.

The Reporting Persons concluded the Letter by stating that the proposal is conditioned upon an initial exclusivity period lasting until January 30, 2020, which date the Reporting Persons may extend for up to two additional periods of twenty days each.

The foregoing summary of the Letter is qualified in its entirety by the full text of the Letter, a copy of which is filed hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.
99.1	Letter, dated December 10, 2019.

9

CUSIP No. 946760105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 11, 2019

Shepherd Kaplan Krochuk, LLC

By:	/s/ Timothy Krochuk
	Name:	Timothy Krochuk
	Title:	Managing Member

/s/ David Shepherd
David Shepherd

/s/ David Kaplan
David Kaplan

/s/ Timothy Krochuk
Timothy Krochuk

North & Webster SSG, LLC

By:	/s/ Samuel Kidston
	Name:	Samuel Kidston
	Title:	Managing Member

/s/ Samuel Kidston
Samuel Kidston

10